August 2, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC
Enduro Royalty Trust
Registration Statement on Form S-1 (File No. 333-174225)
Filed May 16, 2011, as amended on July 1, 2011, June 25, 2011,
July 29, 2011 and August 1, 2011
Ladies and Gentlemen:
          Enduro Resource Partners LLC (“Enduro Sponsor”) and Enduro Royalty Trust (collectively with Enduro Sponsor, the “Registrants”) submit this letter with respect to the above-referenced Registration Statement (the “Registration Statement”) at the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, and include in the attached file the Registrants’ proposed revisions to the Registration Statement to describe the transaction steps to be undertaken by Enduro Sponsor to convey the net profits interest to the Trust.
          Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours,
/s/ Sean T. Wheeler

Sean T. Wheeler of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
             Chief Operating Officer
Kimberly A. Weimer, Vice President and
             Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP